                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2003.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________.


                         COMMISSION FILE NUMBER 1-8649.

A.    Full title of the plan and address of the plan:

     THE TORO COMPANY INVESTMENT, SAVINGS, AND EMPLOYEE STOCK OWNERSHIP PLAN

                                THE TORO COMPANY
                            8111 LYNDALE AVENUE SOUTH
                              MINNEAPOLIS, MN 55420
                         ATTN: DIRECTOR, TAX ACCOUNTING

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE TORO COMPANY
                            8111 LYNDALE AVENUE SOUTH
                              MINNEAPOLIS, MN 55420

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS

                                                                                PAGES
Report of Independent Registered Public Accounting Firm                           1

Statements of Net Assets Available for Plan Benefits                              2

Statements of Changes in Net Assets Available for Plan Benefits                   3

Notes to Financial Statements                                                     4

SCHEDULES*

1    Schedule of Assets (Held at End of the Year)                                12

2    Schedule of Reportable Transactions                                         13

*All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
The Toro Company Investment, Savings,
   and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of the year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2004                                       /s/ KPMG LLP

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002

                                                                     2003                 2002
                                                                 ------------          -----------
Assets held by Trustee:
    Investments at fair value
      Mutual funds                                               $159,717,065          117,929,284
      Common stock                                                151,174,067          109,929,847
      Master trust fund (Wells Fargo Stable Value Fund)            67,642,827           57,417,357
      Loans                                                            63,887                   --
                                                                 ------------          -----------
    Total investments                                             378,597,846          285,276,488

    Employee contribution receivable                                   30,769               62,813
    Employer contribution receivable                               10,907,437           10,284,557
                                                                 ------------          -----------
              Net assets available for plan benefits             $389,536,052          295,623,858
                                                                 ============          ===========

See accompanying notes to financial statements.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2003 and 2002

                                                                                  2003                   2002
                                                                             -------------           ------------
Investment income:
    Interest and dividends                                                   $   1,525,992              3,523,898
    Net realized/unrealized gain in the fair value of investments               83,334,858              5,060,073
                                                                             -------------           ------------
             Net investment income                                              84,860,850              8,583,971
                                                                             -------------           ------------
Employer contributions                                                          13,370,895             12,583,936
Employee contributions                                                           9,940,458              9,278,584
Rollover contributions                                                             182,050                271,417
                                                                             -------------           ------------
             Total contributions                                                23,493,403             22,133,937
                                                                             -------------           ------------
Benefit payments                                                               (23,228,417)           (34,388,406)
Transfer of assets from other plan                                               8,786,358             65,317,520
                                                                             -------------           ------------
             Total payments and transfers                                      (14,442,059)            30,929,114
                                                                             -------------           ------------
             Net increase in net assets available for plan benefits             93,912,194             61,647,022

Net assets available for plan benefits:
      Beginning of year                                                        295,623,858            233,976,836
                                                                             -------------           ------------
      End of year                                                            $ 389,536,052            295,623,858
                                                                             =============           ============

See accompanying notes to financial statements.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)   SUMMARY DESCRIPTION OF PLAN

      The following description of the Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document restated as of January 1, 2003 for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan. Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants. Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.

      The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their ESOP account balances invested in Common Stock of The Toro Company (the Company). The portions of participant accounts that hold Company Common Stock are included in the ESOP portion of the Plan.

      Employees are eligible to have ESOP contributions made to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the ESOP portion of the Plan. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested. Diversification of the accounts attributable to ESOP contributions and Company matching contributions is offered to participants who have attained age 55 as of the end of each calendar quarter so that they may move all of the value of their investment in Company stock into investments which are more diversified. In addition, a participant may direct the investment of the portion of the ESOP contributions and Company matching contributions that exceeds 30% of the total value of the participant's total account (including vested and non-vested portions), as determined at the end of each calendar quarter. As of January 1, 2004, the threshold was reduced from 30% to 25%.

      Participants and the Company make contributions to the profit sharing portion of the Plan. The investment of the profit sharing portion of the Plan is selected by the participants. All contributions under the Plan are made to a trust under the control of Putnam Fiduciary Trust Company (the Trustee) that holds all assets of the Plan.

      Benefit payments and transfers of participants' interests are made by the Trustee.

      During the year ended December 31, 2003 and 2002, forfeited nonvested accounts totaled $33,970 and $52,622, respectively. These accounts are used to offset future employer contributions.

      The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A)   BASIS OF FINANCIAL STATEMENT PRESENTATION

            The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on the accrual basis.

      (B)   INVESTMENTS

            The Plan's investments are held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

            The Company maintains one master trust, the Wells Fargo Stable Value Fund (master trust) for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Profit Sharing Plan for Plymouth Union Employees. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

            The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in the master trust's net assets. The Plan's percentage interest in the net assets of the master trust was approximately 99% as of December 31, 2003 and 2002, respectively.

      (C)   ACCOUNTING ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

      (D)   CONCENTRATIONS OF RISK

            The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

            Since the assets held by the Trust include The Toro Company Common Stock, the anticipated assets available for benefits in 2004 will be the result of the Company's future stock market performance, which is subject to various risk factors described more fully in the Company's periodic filings with the Securities and Exchange Commission.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(3)   FUNDING POLICY, CONTRIBUTIONS, AND PLAN TRANSFERS

      For the ESOP portion of the plan, the Plan's funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution is made by the Company and equals 1.5% of total participant compensation earned during the plan year. The formula contribution is allocated to participants based on the participants' compensation earned during the plan year as a percentage of total plan year compensation.

      For the profit sharing portion of the Plan, the Company's funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants' total compensation earned during the plan year plus 5.5% of the participants' compensation above the Social Security taxable wage base as of the beginning of the plan year. Investment income is allocated based on participants' account balances.

      Employee contributions are made to the profit sharing portion of the Plan. They consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution into the ESOP portion of the plan equal to 50% of the participants' contributions to the Plan not to exceed 2% of the participants' total compensation made. That contribution is invested in Company Common Stock.

      Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)   PARTY-IN-INTEREST TRANSACTIONS

      Putnam Fiduciary Trust Company and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, certain transactions between the Plan, the Trustee, and the Company are exempt from being considered as "prohibited transactions" under ERISA Section 408(b).

(5)   PLAN TERMINATION

      The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)   INVESTMENTS

      Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

The net assets available for benefits of the master trust as of December 31, 2003 and 2002 were $67,780,597 and $57,516,261, respectively. All assets of the master trust were held in short-term investment funds.

The changes in net assets available for benefits of the master trust for the years ended December 31, 2003 and 2002 were as follows:

                                                    2003                  2002
                                                ------------           -----------
Realized gain on investments                    $  1,211,390               518,502
Unrealized gain on investments                     1,828,496             2,360,779
Deposits by participating plans                   24,207,841            18,642,981
Withdrawals by participating plans               (16,983,391)          (13,728,526)
                                                ------------           -----------
                Increase in net assets            10,264,336             7,793,736
Net assets available for benefits:
      Beginning of year                           57,516,261            49,722,525
                                                ------------           -----------
      End of year                               $ 67,780,597            57,516,261
                                                ============           ===========

The following investments represent more than 5% of the Plan's net assets available for plan benefits as of December 31, 2003 and 2002:

                                             2003                  2002
                                         ------------           ----------
Wells Fargo Stable Value Fund            $ 67,642,827           57,417,357
UAM-ICM Small Company Portfolio            20,226,485            8,397,840
Putnam S&P 500 Index Fund*                 19,943,340           11,863,181
Putnam Voyager Fund CL Y*                  39,843,256           37,910,516
Lord Abbett Affiliated Fund                50,770,709           33,997,629
The Toro Company Common Stock**           151,174,067          109,929,847

*Party-in-interest

**Party-in-interest, participant and nonparticipant directed investment

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $83,334,858 and $5,060,073, respectively, as follows:

                              2003                 2002
                           -----------          -----------
Mutual funds               $31,796,043          (33,472,472)
Common stocks               48,504,495           35,667,857
Master trust fund            3,034,320            2,864,688
                           -----------          -----------
                           $83,334,858            5,060,073
                           ===========          ===========

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

Information about the net assets and the significant components of the changes in net assets relating to the investment in Toro Company Common Stock is as follows:

                                                                                NON-
                                                                            PARTICIPANT           PARTICIPANT
                                                       TOTAL                  DIRECTED              DIRECTED
                                                        2003                    2003                  2003
                                                     ------------            ----------            ----------
Net assets:
  The Toro Company Common Stock                      $151,174,067            58,107,495            93,066,572
                                                     ============            ==========            ==========

                                                                                NON-
                                                                             PARTICIPANT           PARTICIPANT
                                                         TOTAL                DIRECTED              DIRECTED
                                                         2003                   2003                  2003
                                                     -------------           -----------           -----------
Investment income:
  Dividends                                          $     810,966               534,803               276,163
  Net realized/unrealized gain in the
   fair value of investments                            48,504,495            33,061,745            15,442,750
                                                     -------------           -----------           -----------
          Net investment income                         49,315,461            33,596,548            15,718,913

Total contributions                                      5,596,763             4,631,887               964,876

Benefit payments                                        (7,747,557)           (5,239,979)           (2,507,578)
Transfers to/from other funds                           (5,920,447)          (69,278,500)           63,358,053
                                                     -------------           -----------           -----------
          Increase (decrease) in net assets
            available for plan benefits                 41,244,220           (36,290,044)           77,534,264

Net assets available for plan benefits:
   Beginning of year                                   109,929,847            94,397,539            15,532,308
                                                     -------------           -----------           -----------
   End of year                                       $ 151,174,067            58,107,495            93,066,572
                                                     =============           ===========           ===========

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

                                                                             NON-
                                                                          PARTICIPANT           PARTICIPANT
                                                        TOTAL              DIRECTED              DIRECTED
                                                        2002                 2002                  2002
                                                    ------------          ----------            ----------
Net assets:
  The Toro Company Common Stock                     $109,929,847          94,397,335            15,532,512
                                                    ============          ==========            ==========

                                                                             NON-
                                                                          PARTICIPANT           PARTICIPANT
                                                      TOTAL                 DIRECTED             DIRECTED
                                                      2002                    2002                 2002
                                                  -------------           -----------           -----------
Investment income:
   Dividends                                      $     890,833               765,267               125,566
   Net realized/unrealized gain in the
    fair value of investments                        35,667,856            30,567,980             5,099,876
                                                  -------------           -----------           -----------
           Net investment income                     36,558,689            31,333,247             5,225,442

Total contributions                                   5,121,387             4,413,274               708,113

Benefit payments                                    (11,424,965)          (10,009,210)           (1,415,755)
Transfers from other plan                            55,361,149            55,361,149                    --
Transfers to other funds                             (6,712,609)           (5,283,432)           (1,429,177)
                                                  -------------           -----------           -----------
           Increase in net assets
             available for plan benefits             78,903,651            75,815,028             3,088,623

Net assets available for plan benefits:
    Beginning of year                                31,026,196            18,582,307            12,443,889
                                                  -------------           -----------           -----------
    End of year                                   $ 109,929,847            94,397,335            15,532,512
                                                  =============           ===========           ===========

(7)   FEDERAL INCOME TAXES

      The Plan Administrator has received a determination letter from the Internal Revenue Service dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(8)   RELATED PARTY

      The Plan's investments are held by Putnam Fiduciary Trust Company (the Trustee). Some of the investment funds available to participants also include mutual funds managed by Putnam Investments.

(9)   SUBSEQUENT EVENTS

      Effective June 1, 2004, a diversification update was implemented which eliminates the quarterly calculation that permits participants to diversify a portion of restricted employer-contributed stock balances. Under the new diversification, participants are permitted to move all of such investments in Company Common Stock into more diversified investments at any time.

      On May 27, 2004, the Board authorized the change of the administrative service provider and trustee from Putnam Fiduciary Trust Company to JP Morgan Retirement Plan Services, which is expected to occur before the end of 2004.

(10) RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500:

                                                                               DECEMBER 31,
                                                                                   2003
                                                                              -------------
Net assets available for plan benefits as presented in these
    financial statements                                                      $ 389,536,052
Adjustment for employer contribution receivable                                 (10,907,437)
Adjustment for employee contribution receivable                                     (30,769)
                                                                              -------------
Net assets available for plan benefits as presented on Form 5500              $ 378,597,846
                                                                              =============

                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                                  2003
                                                                              ------------
Net increase in net assets available for plan benefits as
    presented in these financial statements                                   $ 93,912,194
Adjustment for employer contribution receivable at December 31, 2003           (10,907,437)
Adjustment for employee contribution receivable at December 31, 2003               (30,769)
Adjustment for employer contribution receivable at December 31, 2002            10,284,557
Adjustment for employee contribution receivable at December 31, 2002                62,813
                                                                              ------------
Net increase in net assets available for plan benefits as
    presented on Form 5500                                                    $ 93,321,358
                                                                              ============

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

                                                                               DECEMBER 31,
                                                                                  2002
                                                                              -------------
Net assets available for plan benefits as presented in these
    financial statements                                                      $ 295,623,858
Adjustment for employer contribution receivable                                 (10,284,557)
Adjustment for employee contribution receivable                                     (62,813)
                                                                              -------------
Net assets available for plan benefits as presented on Form 5500              $ 285,276,488
                                                                              =============

                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                                  2002
                                                                              ------------
Net increase in net assets available for plan benefits as
    presented in these financial statements                                   $ 61,647,022
Adjustment for employer contribution receivable at December 31, 2002           (10,284,557)
Adjustment for employee contribution receivable at December 31, 2002               (62,813)
Adjustment for employer contribution receivable at December 31, 2001             7,764,001
Adjustment for employee contribution receivable at December 31, 2001                50,198
                                                                              ------------
Net increase in net assets available for plan benefits as
    presented on Form 5500                                                    $ 59,113,851
                                                                              ============

                                                                      SCHEDULE 1

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                  Schedule of Assets (Held at End of the Year)

                                December 31, 2003

                                                      FACE
                                                     AMOUNT                                    FAIR
            DESCRIPTION                            OR SHARES              COST                 VALUE
            -----------                            ---------              ----                 -----
Wells Fargo Stable Value Fund                       1,915,308                              $ 67,642,827
Putnam S&P 500 Index Fund*                            717,902                                19,943,340
Putnam Voyager Fund CL Y*                           2,442,872                                39,843,256
Putnam Bond Index Fund*                               791,618                                10,686,851
UAM-ICM Small Company Portfolio                       625,819                                20,226,485
Lord Abbett Affiliated Fund                         3,746,915                                50,770,709
Fidelity Diversified International Fund               584,590                                14,100,336
Growth Fund of America R4                             169,574                                 4,146,088
Loan Fund                                              63,887                                    63,887
The Toro Company Common Stock**                     3,256,086          $45,983,554          151,174,067
                                                                                            -----------
             Total investments                                                             $378,597,846
                                                                                            ===========

*Party-in-interest

**Party-in-interest, participant and nonparticipant directed investment



See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                      THE TORO COMPANY INVESTMENT, SAVINGS,
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 2003

                                     NUMBER OF         NUMBER
                                     PURCHASES        OF SALES                            FAIR
      DESCRIPTION OF ASSETS         TRANSACTIONS    TRANSACTIONS       COST               VALUE             NET GAIN
      ---------------------         ------------    ------------       ----               -----             --------
5% SERIES OF TRANSACTIONS BY
   RULE 2520.103-6(C)(1)(III):

    Wells Fargo Stable Value Fund         296           387        $ 52,472,913         53,637,474          1,164,561
    Putnam Voyager Fund CL Y*             199           333        $ 21,987,908         14,892,819         (7,095,089)
    The Toro Company Common Stock**       309           487        $119,389,313        187,066,371         67,677,058

*Party-in-interest

**Party-in-interest, participant and nonparticipant directed investment

Note: Reportable transactions are those transactions which either singly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The Toro Company Investment, Savings,
                                        and Employee Stock Ownership Plan

Dated June 21, 2004
                                        /s/ Stephen P. Wolfe
                                        ----------------------------------------
                                        Stephen P. Wolfe
                                        Vice President - Finance,
                                        Treasurer and Chief Financial Officer
                                        of The Toro Company

                                 EXHIBIT INDEX

Exhibit Number                          Description
--------------                          -----------
23(a)                                   Consent of Independent Registered Public Accounting Firm
